February 6, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street N.E.
Washington, DC 20549
Attn: Jeffrey Lewis
Kristina Marrone
Re: Comstock Holding Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 29, 2023
File No. 001-32375

Dear Division of Corporation Finance:
Comstock Holding Companies, Inc. (the “Company”) respectfully submits the below response to a comment submitted by the staff of the Division of Corporate Finance (the “Staff”) in a letter dated December 7, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). The Staff’s initial numbered comment can be found in bold italicized text below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Exhibits

1.We note you have identified the wrong periodic report in paragraph 1 of your certifications provided in Exhibits 31 and 32 as you referenced the Quarterly Report on Form 10-Q rather than the Annual Report on Form 10-K. Please file a full amendment to your Form 10-K for the year ended December 31, 2022 to revise your certifications to identify the correct periodic report in paragraph 1. Refer to Regulation S-K C&DI 246.14.

Response: The Company notes that Exhibits 31.1, 31.2, and 32.1 to its 2022 Form 10-K each contained an inaccurate reference to the Quarterly Report on Form 10-Q instead of the Annual Report on Form 10-K. The Company plans to file an amended 2022 Form 10-K that contains the corrected certifications as well as an updated consent from the Company’s independent registered public accounting firm, Grant Thornton, LLP (Exhibit 23.1).

Should the Staff have any comments or questions in advance to providing further written correspondence to address the Company’s above response, please contact us at 703-230-1255. We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures.

Sincerely,
/s/ CHRISTOPHER GUTHRIE
Christopher Guthrie
Chief Financial Officer
Comstock Holding Companies, Inc.